Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Manulife Financial Corporation (Manulife)

200 Bloor Street East

Toronto, Ontario

M4W 1E5

Item 2 – Date of Material Change

November 18, 2024

Item 3 – News Release

The attached news release was issued by Manulife on November 18, 2024, through the facilities of Canada News Wire.

Item 4 – Summary of Material Change

Manulife announced that Roy Gori, President and Chief Executive Officer, has made the decision to retire as of May 8, 2025 and that Phil Witherington will become Manulife’s President on May 9, 2025, will succeed Mr. Gori as CEO and join Manulife’s Board of Directors, effective May 9, 2025.

Item 5 – Full Description of Material Change

Refer to the attached news release.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information please contact James D. Gallagher, General Counsel through Anne Hammer at 201-925-1213.

Item 9 – Date of Report

November 18, 2024